SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                         SAN DIEGO REVITALIZATION CORP.
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 19, 2001
             (Date of Event Which Requires Filing of this Statement)



         If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 pages)


--------------------------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741444301                SCHEDULE 13D                PAGE 2 OF 8 PAGES

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         San Diego Revitalization Corp.
         33-0898712
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO (see Item 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            2,000,000 (see Item 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            2,000,000 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000 (see Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3% (see Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO - Nonprofit Corporation
--------------------------------------------------------------------------------

CUSIP NO. 741444301                SCHEDULE 13D                PAGE 3 OF 8 PAGES


         This statement on Schedule 13D is filed by San Diego Revitalization Corp., a California nonprofit corporation, and relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation, a Maryland corporation.


ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy").

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by San Diego Revitalization Corp., a California nonprofit corporation ("SDRC").

                           The directors and executive officers of SDRC
                           (collectively, the "SDRC Directors and Officers"), each of whom is a citizen of the United States, are as follows:


                                    Sol Price                 Director, Chairman of the Board, and
                                                              President
                                    Robert E. Price           Director and Executive Vice President
                                    James F. Cahill           Director and Executive Vice President
                                    Jack McGrory              Director and Executive Vice President
                                    Allison Price             Director
                                    Murray Galinson           Director
                                    William Gorham            Director
                                    Kathy Hillan              Treasurer
                                    Joseph R. Satz            Secretary


                           Each of the SDRC Directors and Officers disclaims membership in a group with SDRC, and SDRC disclaims membership in a group with any of the SDRC Directors and Officers.

         (b) The principal executive office of SDRC and the principal business address of each of the SDRC Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal business of SDRC is to act as the general partner of City Heights Revitalization, L.P., a California limited partnership, which purchases, develops, and rehabilitates real estate in the community of City Heights, San Diego, California, in furtherance of its goals of, among other things, combating community deterioration, providing low income and decent affordable housing, and reducing crime through housing improvements, in the City Heights neighborhood.

                           The principal occupation of each of Mr. S. Price and Mr. R. Price is self-employed investor and manager of The Price Group LLC, a California limited liability company ("Price Group"). The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan is manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price is not presently employed.

         (d)-(e) During the last five years, neither SDRC nor any of the SDRC Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a

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CUSIP NO. 741444301                SCHEDULE 13D                PAGE 4 OF 8 PAGES

                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         1. On October 2, 2001, the Price Family Charitable Fund, a private foundation ("PFCF"), made a charitable donation of 700,000 shares of Series A Preferred Stock to SDRC.

         2. On October 3, 2001, PFCF made a charitable donation of 300,000 shares of Series A Preferred Stock to SDRC.

         3. On December 19, 2001, PFCF made a charitable donation of 1,000,000 shares of Series A Preferred Stock to SDRC.


ITEM 4.       PURPOSE OF TRANSACTION.

         The information set forth above in Item 3 is incorporated herein by reference. All shares of Series A Preferred Stock held by SDRC are held for investment purposes only.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) SDRC presently beneficially owns 2,000,000 shares of Series A Preferred Stock, representing approximately 7.3% of the issued and outstanding Series A Preferred Stock. Of these shares, SDRC has sole voting and dispositive shares over all 2,000,000 shares and shared voting and dispositive power over none.2

                      SDRC Directors and Officers may be deemed to beneficially own, in the aggregate, 13,661,180 shares of Series A Preferred Stock (including options to buy 20,699 shares), representing approximately 50.1% of the issued and outstanding Series A Preferred Stock.3 The beneficial ownership of shares by each of the SDRC Directors and Officers is as follows:4

----------------------------
       2   Calculation of percentage ownership of Series A Preferred Stock is based on approximately 27,269,386 shares estimated to be issued and outstanding as of September 30, 2001, as reported in the Current Report on Form 8-K filed by Price Legacy with the Securities and Exchange Commission (the "SEC") on November 21, 2001.

       3   These 13,661,180 shares include the 2,000,000 shares beneficially owned by SDRC. Shares that may be deemed to be beneficially owned by more than one of the SDRC Directors and Officers were not double-counted in arriving at the 13,661,180 figure.

       4   Shares of Series A Preferred Stock disclosed for each of the SDRC
Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. Specifically, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Gorham, Mr. Satz, and Ms. Hillan all include the 2,000,000 shares held by SDRC and 291,546 shares held by PFCF, an entity for which each of them serves as a director and/or officer. The shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan also all include 968,800 shares held by Price Group.

         Disclosure of shares with respect to any of the SDRC Directors and Officers should not be construed as any admission of beneficial ownership of such shares.

CUSIP NO. 741444301                SCHEDULE 13D                PAGE 5 OF 8 PAGES

                           Mr. S. Price may be deemed to beneficially own 9,876,929 shares, representing approximately 36.2% of the issued and outstanding Series A Preferred Stock, 6,616,583 shares over which he has sole voting and dispositive power and 3,260,346 shares over which he has shared voting and dispositive power.

                           Mr. R. Price may be deemed to beneficially own 6,650,441 shares, representing approximately 24.4% of the issued and outstanding Series A Preferred Stock, 1,511 shares over which he has sole voting and dispositive power and 6,648,930 shares over which he has shared voting and dispositive power. Ms. A Price is the wife of Mr. R. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                           Mr. Cahill may be deemed to beneficially own
                           3,457,104 shares, representing approximately 12.7% of the issued and outstanding Series A Preferred Stock, 110,316 shares over which he has sole voting and dispositive power and 3,346,788 shares over which he has shared voting and dispositive power.

                           Mr. McGrory may be deemed to beneficially own 3,299,299 shares (including options to buy 20,699 shares), representing approximately 12.1% of the issued and outstanding Series A Preferred Stock, 38,953 shares over which he has sole voting and dispositive power and 3,260,346 shares over which he has shared voting and dispositive power.

                           Mr. Galinson may be deemed to beneficially own 3,408,825 shares, representing approximately 12.5% of the issued and outstanding Series A Preferred Stock, no shares over which he has sole voting and dispositive power and 3,408,825 shares over which he has shared voting and dispositive power.

                           Mr. Gorham may be deemed to beneficially own
                           2,301,512 shares, representing approximately 8.4% of the issued and outstanding Series A Preferred Stock, 9,966 shares over which he has sole voting and dispositive power and 2,291,546 shares over which he has shared voting and dispositive power.

                           Mr. Satz may be deemed to beneficially own 3,260,346 shares, representing approximately 12.0% of the issued and outstanding Series A Preferred Stock, no shares over which he has sole voting and dispositive power and 3,260,346 shares over which he has shared voting and dispositive power.

                           Ms. Hillan may be deemed to beneficially own
                           3,260,346 shares, representing approximately 12.0% of the issued and outstanding Series A Preferred Stock, no shares over which she has sole voting and dispositive power and 3,260,346 shares over which she has shared voting and dispositive power.

                  The information set forth above in Item 2 is incorporated herein by reference. Except as set forth below, to the extent that any of the SDRC Directors and Officers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the SDRC Directors and Officers. The exceptions are as follows:

                           Helen Price, the wife of Mr. S. Price, is a director of PFCF. Accordingly, to the extent that any of the SDRC Directors and Officers may be deemed to beneficially own any shares held by PFCF, such person shares the power to vote or dispose of such

CUSIP NO. 741444301                SCHEDULE 13D                PAGE 6 OF 8 PAGES

                           shares not only with each of the other SDRC Directors and Officers but also with Ms. H. Price. Ms. H. Price is not presently employed. To the extent that Ms. H. Price may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                           Mr. R. Price shares voting and dispositive power over 38,556 shares with Sarah Price and 38,556 shares with Rebecca Price. Ms. S. Price is a student, and Ms. R. Price is self-employed.

                           Mr. Cahill shares voting and dispositive power over 36,972 shares with Mr. Ben Price, 36,972 shares with Mr. Jonas Price, and 12,498 shares with each of Mr. Elliot Feuerstein and Mr. Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

                           Mr. Galinson may share voting and/or dispositive power over 148,479 shares with one or more third parties. The reporting person presently does not have
                           Item 2 information about such third parties.

                           The principal business address of each of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr.
                           J. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                           None of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr.
                           B. Price, Mr. J. Price, Mr. Feuerstein, and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                           Each of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr.
                           B. Price, Mr. J. Price, Mr. Feuerstein, and Mr. Spring is a citizen of the United States.

         (c) The information set forth above in Item 3 is incorporated herein by reference.

                  On October 18, 2001, Mr. Cahill exercised options to acquire 12,358 shares of Series A Preferred Stock at the exercise price of $13.84 per share and subsequently sold such shares on the open market for $15.13 per share.

                  Between October 1, 2001 and October 29, 2001, Mr. McGrory exercised options to acquire 110,930 shares of Series A Preferred Stock at the exercise price of $14.66 per share and subsequently sold such shares on the open market for $15.17 per share.

                  On November 16, 2001, the Sol & Helen Price Trust ("SHPT"), for which Mr. S. Price serves as a trustee, acquired 183,389 shares of Series A Preferred Stock, at the purchase price of $15.00 per share, by exchanging notes held by SHPT for such shares.

CUSIP NO. 741444301                SCHEDULE 13D                PAGE 7 OF 8 PAGES

                  On November 16, 2001, the Price Family Charitable Trust ("PFCT"), for which Mr. S. Price serves as a trustee, acquired 420,060 shares of Series A Preferred Stock, at the purchase price of $15.00 per share, by exchanging notes held by PFCT for such shares.

                  On November 16, 2001, Price Group acquired 118,515 shares of Series A Preferred Stock, at the purchase price of $15.00 per share, by exchanging notes held by Price Group for such shares.

                  On November 16, 2001, Mr. Galinson sold 95,000 shares, Mr. Gorham sold 28,500 shares, and Ms. Hillan sold 8,325 shares, in each case, of Series A Preferred Stock, for $15.00 per share, by exchanging such shares for notes owed by Mr. Galinson, Mr. Gorham, and Ms. Hillan, respectively, and held by the acquirer of such shares, pursuant to one or more of the foregoing transactions described as occurring on November 16, 2001.

                  On or after November 16, 2001, Ms. Hillan sold 1,341 shares of Series A Preferred Stock on the open market. The reporting person presently does not have information concerning the date on which and the per share price at which such transaction(s) occurred.

                  On November 27, 2001, a foundation for which Mr. Galinson serves as a trustee received a charitable donation of 199 shares of Series A Preferred Stock.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Cahill is the borrower and PFCT is the lender under a loan agreement entered into in May 1998. The loan is secured by 64,133 shares of Series A Preferred Stock held by Mr. Cahill and pledged to PFCT. PFCT does not have the right to vote or dispose of the pledged shares unless the loan is in default.

         Mr. McGrory is the borrower and SHPT is the lender under a loan agreement entered into in May 1998. The loan is secured by 12,800 shares of Series A Preferred Stock held by Mr. McGrory and pledged to SHPT. SHPT does not have the right to vote or dispose of the pledge shares unless the loan is in default.


ITEM 7.       EXHIBITS.

         Not applicable.

CUSIP NO. 741444301                SCHEDULE 13D                PAGE 8 OF 8 PAGES


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  December 31, 2001


                                            SAN DIEGO REVITALIZATION CORP.


                                            /s/ James F. Cahill
                                            ------------------------------------
                                            By: James F. Cahill
                                            Title: Executive Vice President